Terra Industries Inc. 600 Fourth Street P.O. Box 6000 Sioux City, IA 51102-6000 Telephone: (712) 277-1340
July 9, 2008
Mr. Joseph Foti
Securities and Exchange Commission
Division of Corporation Finance — Mail Stop 3561
100 F Street
Washington, DC 20549-3561

Re:	Terra Industries Inc.
File No. 001-08520
Form 10-K: For the Fiscal Year Ended December 31, 2007
Dear Mr. Foti:
This letter contains the responses of Terra Industries Inc. (Terra) to your letter dated July 3, 2008. For convenient reference, each of the comments contained in your comment letter appears directly above our response to that comment.
Plant Turnaround Costs
1.	We note your response to our prior comment 1. Based on the description of the type of costs that your defer as plant turnaround costs, it appears from your response that only expenditures for replacing major equipment items (and the associated required direct labor) are capitalized and amortized until the next turnaround is expected to occur (i.e., the turnaround costs) and that all other maintenance and repair expenditures are expensed as incurred. Please confirm that our understanding is correct or advise, as appropriate. In this regard, we believe your accounting policy description for plant turnaround costs should be revised to clarify that only expenditures for replacing major equipment items (and the associated required direct labor) are capitalized as turnaround costs, as opposed to the current description which implies that all costs incurred during the plant turnarounds are capitalized and deferred. Please advise.
Terra Response:
To clarify our response dated June 20, 2008, expenditures incurred during the turnaround period which extend the useful lives of major equipment items are capitalized and amortized until the next scheduled turnaround. Costs incurred and capitalized during a turnaround event

Securities and Exchange Commission
July 9, 2008

include outside engineers, mechanical contractors, electricians, equipment rentals such as cranes, forklifts, scaffolding and various tools required to accomplish the turnaround event.
Starting with the Form 10-Q for the quarter ended June 30, 2008 and in future filings we will further clarify the nature of costs capitalized for turnaround activities as follows:
Costs incurred for the periodic scheduled major maintenance of continuous process production facilities (plant turnarounds) are deferred and charged to product costs on a straight-line basis during the period until the next scheduled turnaround, generally two years. These costs are directly related and associated with the turnaround to replace or extend the useful life of worn major equipment and electronic system controls for items such as compressors, heat exchangers, pumps, valves, catalysts, piping, motors, etc.
2.	From your response, we note the examples of major equipment items subject to replacement during periodic plant turnarounds, such as compressors, heat exchangers, pumps, valves, catalysts, piping and motors. With respect to acquisition of these major equipment items outside the course of a plant turnaround (for example, for a new facility or production line), please tell us what useful lives you assign to these assets. Please be detailed in your response.
Terra Response:
For major equipment items acquired outside the course of a turnaround, we capitalized those costs as a separate fixed asset and we depreciate these items over their estimated service lives, which typically range from three to six years. Also note that not all of these major equipment items are replaced during each turnaround (generally every two years). Major equipment replacements which occur in conjunction with a turnaround are assessed to determine if it is a separate capital expenditure which should be capitalized as a separate fixed asset and assigned a useful life which may differ from the two to three year turnaround life. We estimate the service lives based on historical experience and current technology. Terra has not constructed a new facility or a significant production line since 2000.
As previously indicated in our response dated June 20, 2008, we hereby re-acknowledge:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Securities and Exchange Commission
July 9, 2008

If you have any additional questions or comments, please contact me at 712-277-7233, or send a fax to me at 712-294-1222.
Sincerely,
/s/ Daniel D. Greenwell
Daniel D. Greenwell
Senior Vice President and Chief Financial Officer
Terra Industries Inc.